Mail Stop 3561

April 29, 2008

Edgar Bronfman, Jr.
Chief Executive Officer and Chairman of the Board of Directors
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

Re: **Warner Music Group Corp.**
             Form 10-K for the fiscal year ended September 30, 2007
             Filed November 29, 2007
             Definitive Proxy Statement on Schedule 14A
             Filed January 25, 2008
             File No. 001-32502

Dear Mr. Bronfman:

        We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 23

1. In future filings, please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Executive Compensation Objectives and Philosophy, page 30

2. We note that your Compensation Committee considers ranges of compensation paid by a comparative group of companies of similar size and stature as well as your direct competitors in making its compensation decisions. In any future filing, please identify the benchmark companies and specify how each element of compensation relates to the information you reviewed. Discuss where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574. If you need further assistance, you may contact me at (202) 551-3313.

Regards,

Rolaine S. Bancroft
Special Counsel